December 9, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blueprint Health Merger Corp.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-253629

Ladies and Gentlemen:

On February 26, 2021, Blueprint Health Merger Corp., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-253629) (together with the exhibits and supplements thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). The Registration Statement was not declared effective and no securities have been issued or sold under the Registration Statement. Pursuant to Rule 477 under the Securities Act, the Company hereby withdraws the Registration Statement.

Please feel free to contact Lijia Sanchez, Esq., legal counsel to the Company, at 212-370-1300 if you have any questions. Thank you for your assistance with this matter.

Sincerely,

Blueprint Health Merger Corp.

By:	/s/ Rajiv Kumar
Rajiv Kumar
Chief Executive Officer